Exhibit 6.10

Exclusive License Agreement

This license agreement (“Agreement”) effective as of this 14th day of May, 2020 (“Effective Date”) is by and between the Colorado State University Research Foundation, a non-profit Colorado Corporation with principal offices at P.O. Box 483, Fort Collins, Colorado 80522 (“CSURF”), and Quara Devices Inc., a Wyoming corporation with principal offices at 1712 Pearl Street, Boulder, Colorado 80302 (“Licensee”).

WHEREAS, by agreement with the Colorado State University Systems (“CSU”), CSURF has the exclusive right to license patent rights and know-how relating to technology entitled, “PadLock-RCA- Nuclease Protection Lateral Flow Assay (PLAN-LFA) for the Detection of Pathogen Sequences at the Point of Care” (“Invention”), as identified in Exhibit A, that it desires to have utilized in the public interest.

WHEREAS, Licensee desires to commercialize the Invention and is willing to commit to developing and bringing to market products exploiting the rights in the Invention.

NOW, THEREFORE, CSURF is willing to grant a license under its rights in the Invention in accordance with the terms of this Agreement. In consideration of the following covenants and conditions, the parties agree as follows:

1. Definitions

1.1 “Affiliate(s)” means any entity that directly or indirectly owns or controls, is owned or controlled by, or is under common ownership or control with the Licensee. For the purposes of this definition, “ownership” or “control” mean: (a) possession, or the right to possession, of at least fifty percent (50%) of the voting stock of a corporation; (b) the power to direct the management and policies of the entity; (c) the power to appoint or remove a majority of the board of directors; or (d) the right to receive fifty percent (50%) or more of the profits or earnings. An entity is entitled to the benefits of an Affiliate under this Agreement only for the period of time the entity qualifies as an Affiliate under this definition, however all obligations under this Agreement of an entity while an Affiliate shall survive until their purposes are fulfilled even if the entity no longer qualifies as an Affiliate.

1.2 “Confidential Information” means any information or materials disclosed by one party, the disclosing party, to the other, the receiving party, identified in writing as confidential at the time of disclosure or, if first disclosed orally or observed, identified as confidential at such time and confirmed in writing within forty-five (45) days. Confidential Information does not include any information or material that is: (a) already lawfully known to the receiving party at the time of disclosure (other than from the disclosing party) as evidenced by receiving party’s written records; (b) in the public domain other than through acts or omissions of the receiving party, or anyone that obtained the information or materials from the receiving party; (c) disclosed to the receiving party by a third party who was not and is not under any obligation of confidentiality; or (d) independently developed by employees of the receiving party without knowledge of or access to the Confidential Information as evidenced by the receiving party’s written records.

1.3 “Field” means all fields, as identified in Exhibit A.

1.4 “Licensed Product(s)” means any product, process, or service: (a) that is covered by the Patent Rights, infringes the Patent Rights, or would infringe the Patent Rights (but for a valid statutory exception in the U.S. or other countries); (b) the development, manufacture, use, sale or importation of which is, incorporates, uses, or is derived from, any Technical Information; or (c) meeting the qualifications of both (a) and (b).

1.5 “Net Sales” means the gross invoiced amount for Licensed Products sold, leased, transferred, performed, or otherwise provided, less the following solely to the extent documented and attributable only to Licensed Products: (a) customary trade, quantity and cash discounts actually given; (b) returns, credits and allowances actually granted; (c) transportation and insurance, if charged separately and included in the gross invoiced amount; and (d) sales taxes or other governmental customs charges (excluding value-added and other consumption taxes) actually paid and included in the gross invoice amount. Net Sales on Licensed Products transferred as part of a non-cash exchange or to an Affiliate or Sublicensee shall be calculated at the then-current customary sales price or fair market value invoiced to third parties, whichever is greater. If there is no such invoice to reference, then the parties shall agree on the fair market value. Net Sales accrue with the first of delivery or invoice.

1.6 “Patent Rights” means Valid Claims of the patents and/or patent applications listed on Exhibit A, Patent Rights, incorporated herein by reference, all U.S., PCT and foreign patent applications claiming priority thereto, including divisionals, continuations, and continuations-in-part (but only to the extent of subject matter claimed that is fully disclosed and enabled by the disclosures in Exhibit A to satisfy 35 U.S.C. §112), all patents issuing therefrom, reissues, reexaminations and any extensions of or supplementary protection certificates allowed on any of the foregoing, in each case only to the extent claiming the Invention.

1.7 “Research Grants” means all funding awarded to Licensee under government sponsored research grants, contracts, and/or cooperative agreements, including extensions thereof. In particular, Research Grants includes SBIR and STTR awards, but excludes Colorado HB1001 awards.

1.8 “Sublicensee” means any person or entity, including Affiliates, (a) to whom Licensee or its Affiliates grants or otherwise conveys any of the rights licensed hereunder, and/or (b) against whom Licensee or its Affiliates agrees not to assert any of the rights licensed hereunder, and/or (c) who has obtained an agreement from Licensee that Licensee or its Affiliates shall not practice any of the rights licensed hereunder.

1.9 “Technical Information” means research and development information, materials, Confidential Information, technical data, unpatented inventions, know-how and supportive information owned and controlled by CSURF and not in the public domain as of the Effective Date describing the Invention, its manufacture and/or use, and selected by CSURF to provide to Licensee for use in or with the development, manufacture or use of a Licensed Product. In the case of Technical Information provided by CSURF as: (i) materials, all progeny and derivatives of the materials made by Licensee and/or Sublicensee are included within Technical Information; and (ii) software or other copyrightable work, all derivatives of such work made by Licensee and/or Sublicensee are included within Technical Information. Notwithstanding any of the foregoing, ownership in those aspects of derivatives of Technical Information shall be owned by the party creating them, and may be used freely to the extent divisible from the original outside the scope of this Agreement.

1.10 “Term” means the period of time from the Effective Date until the date of the last to expire of the Patent Rights, unless the proprietary, non-patented Technical Information related to the use or practice of the Invention is still being used by Licensee, in which case until the date of termination of such use as established by the notice provided to CSURF pursuant to Section 2.1, License.

1.11 “Territory” means the geographic area identified as worldwide, also listed in Exhibit A.

1.12 “Valid Claim” means any claim, on a country-by-country basis: (a) in any patent application that has not been pending for more than twelve years from request by CSURF for it to be examined; or (b) in a patent that has not expired, been abandoned or declared invalid and unenforceable by a non-appealable order.

2. Grant of Rights

2.1 License. Subject to the terms of this Agreement and Licensee’s compliance therewith, CSURF grants Licensee: (a) an exclusive, non-transferable license, limited to the Territory and the Field, with the right to sublicense, under the Patent Rights to make, have made, use, sell, offer for sale and import Licensed Products; and (b) a non-exclusive, non-transferable license, limited to the Territory and the Field, to use the Technical Information to develop, manufacture and sell Licensed Products. This Agreement confers no license or rights by implication, estoppel, or otherwise under any patent applications or patents of CSURF other than the Licensed Patent Rights regardless of whether these patents are dominant or subordinate to the Licensed Patent Rights.

2.1.1 CSURF has made Technical Information reasonably available on an “AS IS, WHERE IS” basis and will transfer materials, if any, that are included within the Technical Information on the same basis within ninety (90) days of the Effective Date. CSURF has no other obligation with respect to the Technical Information. Nothing herein shall be construed as a sale of the Technical Information.

2.1.2 Licensee agrees that it is not authorized and will not practice or have practiced any patents of CSURF other than the Patent Rights and Technical Information, and only Licensee will practice and have practiced the Patent Rights and Technical Information in compliance with the terms of this Agreement. Further and notwithstanding anything to the contrary, Licensee agrees that CSURF has not granted any right to sell or offer for sale any subject matter other than those specific Licensed Products for which Licensee has obtained and maintains its license hereunder. Licensee acknowledges that it has thoroughly investigated the materials related to the Patent Rights and is satisfied that such information is accurate and complete. Patent exhaustion shall not apply for any unauthorized sale and Licensee shall provide notice to all entities, including Sublicensees and customers of such restrictions, including as to the Field, to prevent exhaustion of the Patent Rights and any implied license.

2.1.3 Licensee shall promptly notify CSURF in writing in the event it and/or Sublicensee: (i) cease to use the Patent Rights and/or Technical Information; and/or (ii) create any derivative work of Patent Rights and/or Technical Information.

2.2 Reservation of Rights. CSURF reserves for itself and CSU: (a) the right to practice and have practiced the Patent Rights and Technical Information, including to use, have used, make, have made, transfer and have transferred the Patent Rights and the Technical Information for all uses, including for non-profit research and development and/or educational purposes including clinical trials and to publish thereon; and (b) all other right, title, and interest not expressly granted in Section 2.1, License. This Agreement does not convey any rights, titles or interests, including any license or rights by implication, estoppel or otherwise, in or to tangible or intangible property rights that are not expressly identified in Section 2.1, License.

2.3 Government Funding. Licensee understands that the Patent Rights and Technical Information may have been or may be in the future conceived or first actually reduced to practice with funding from the U.S. or state government(s). All rights granted hereunder are limited by and subject to the rights and requirements of the government which may attach as a result of such funding, including as set forth in 35 U.S.C. §§200 et al., 37 C.F.R. §401 et al. (the “Bayh-Dole Act”). The terms of this Agreement shall be unilaterally amended as required to comply with the Bayh-Dole Act and/or other reservations of rights. Licensee agrees to comply and enable CSURF and CSU to comply with the provisions of the Bayh-Dole Act, including promptly providing to CSURF and CSU information requested to meet its compliance requirements, and substantially manufacturing Licensed Products, and products produced through the use of Licensed Products, in the United States.

2.4 Sublicenses. Licensee may convey some or all of the rights granted in Section 2.1 provided that such conveyances are consistent with all terms of this Agreement, name CSURF as a third party beneficiary, and terminate upon termination of this Agreement, unless CSURF in its sole discretion elects to receive assignment of such sublicense(s) from Licensee or negotiates a direct license to such Sublicensee, with obligations no greater than those to Licensee hereunder. Any Affiliate of Licensee that desires to practice any of the rights licensed by CSURF hereunder shall enter into a sublicense agreement and is referred to in this Agreement as a Sublicensee. Licensee shall have the same responsibility for the activities of any Sublicensee as if the activities were directly those of Licensee. Sublicenses granted hereunder shall not be transferable, including by further sublicensing, without the prior written approval of CSURF. Licensee shall include written notice in each sublicense of all restrictions, including but not limited to those set forth in this Section, the reserved rights in Section 2.2, and audit rights in Section 5.3. Within seven (7) days of execution, Licensee shall promptly notify and provide a copy to CSURF of each agreement with a Sublicensee and each amendment thereof. CSURF’s knowledge of any Sublicense (including receipt of a summary or copy thereof) or communications regarding any Sublicense shall not constitute any approval by CSURF of the terms of such Sublicense or any waiver by CSURF of any terms of this Agreement or any rights or remedies available to CSURF under this Agreement, at law, in equity, or otherwise. In the event of any conflict or inconsistency between the terms of any Sublicense and the terms of this Agreement, the terms of this Agreement shall prevail.

3. Financial Terms.

3.1 License Fee and Equity Stake. In consideration for the rights granted to Licensee under this Agreement, and regardless of whether such rights are actively exercised by Licensee, Licensee shall pay to CSURF a nonrefundable, non-creditable license issue fee of five thousand dollars ($5000), and as set forth in Exhibit C on or before the Effective Date of this Agreement. In further consideration for the rights granted to Licensee under this Agreement, and regardless of whether such rights are actively exercised by Licensee, upon successful completion of milestone 1 as defined in section 4.2.a, Licensee will grant and issue to CSURF current most preferred shares preferences and voting rights (one vote per share) in Licensee in an amount equal to one percent (1%) of all issued and outstanding shares of Licensee on the Effective Date of this Agreement, fully diluted and calculated on a post-closing basis. Such stock and associated certificates will be issued to CSURF within thirty (30) calendar days from the completion of 4.2.a. Such transfer of shares will be by grant without the exchange of payment of any kind, and regardless of any designated stock par value. This issuance and transfer of stock will be consistent with Licensee’s articles of incorporation (“Articles”) and corporate by-laws (“By- Laws”).

3.2 Earned Royalty. In consideration for the rights granted to Licensee under this Agreement, and regardless of whether such rights are actively exercised by Licensee, Licensee shall pay to CSURF royalties [as set forth in Exhibit C of:

a.	Four percent (4%) of annual Net Sales up to five million dollars ($5,000,000) of Licensed Products as defined in Section 1.4 (a) and (c);
b.	Three percent (3%) of annual Net Sales if annual Net Sales exceed five million dollars ($5,000,000) of Licensed Products as defined in Section 1.4 (a) and (c); and
c.	One and one-half percent (1.5%) of annual Net Sales of Licensed Products as defined in Section 1.4(b),

Royalties shall be remitted in accordance with Sections 3.6, Payments and 5.1, Financial Reports. In the event that the combined royalty burden required to make and sell a given Licensed Product exceeds 8% (the “Royalty Stack Cap”), the royalty payable to CSURF may be adjusted in an amount proportional to the contribution of CSURF’s earned royalty to Licensee’s total royalty burden for the Licensed Product, (“Total Royalty Stack”), in accordance with the formula D = A/B * C; where: A = the royalty rate stated in Section 3.2; B = Total Royalty Stack; C = Royalty Stack Cap; and D = adjusted royalty rate paid by Licensee to CSURF, which, however, shall under no circumstance be less than two and one-half percent (2.5%) when including Patent Rights. For purposes of clarity, only those royalties required to avoid infringement by Licensee for the manufacture or sale of the Licensed Product may be included under the Royalty Stack Cap.

3.3 Minimum Royalty. Licensee shall pay to CSURF an annual minimum royalty of five thousand dollars ($5000) per calendar year beginning in 2023, with the annual minimum royalty shall increase to ten thousand dollars ($10,000) beginning in 2025, as set forth in Exhibit C. The minimum royalty is creditable for payments made pursuant to Section 3.2 solely during the year to which the annual minimum applied.

3.4 Milestone Payments. Licensee shall pay to CSURF the following milestone payments:

a.	$10,000 upon cumulative Net Sales of $1M
b.	$50,000 upon cumulative Net Sales of $5M
c.	$100,000 upon cumulative Net Sales of $10M
d.	$250,000 upon cumulative Net Sales of $25M
e.	$500,000 upon cumulative Net Sales of $50M
f.	$1M upon cumulative Net Sales of $100M

and as set forth in Exhibit C. Licensee shall promptly notify CSURF of the occurrence of each of the milestone events and remit the milestone payment within thirty (30) days of the occurrence of the milestone event. Milestone payments are separate from, and in addition to, any other royalties or payments due under this Agreement.

3.5 Sublicensee Payments. As set forth in Exhibit C, Licensee shall pay CSURF a percentage of all remuneration that is not a royalty, due to Licensee from a Sublicensee for rights under the Patent Rights and/or Technical Information, including all upfront license fees, milestone payments, maintenance fees or other sums and the fair market value of any non cash payments such as equity, release from debt, and goods or services. Royalties paid by Licensee hereunder based on Net Sales of Sublicensees shall comply with the regular royalty rate on Net Sales as described in Section 3.2. Licensee agrees not to receive from Sublicensees anything in lieu of cash payments without prior written approval from CSURF. Licensee shall promptly notify CSURF of Sublicensee remuneration due and remit the payment within thirty (30) days of the Sublicensee’s due date.

3.6 Payments. All payments under this Agreement shall be paid in U.S. dollars to CSURF at the address designated under Section 5.5, Notices. Any withholding taxes which Licensee is required by law to withhold on remittance of the royalty payments shall be deducted from the royalty paid and Licensee shall furnish CSURF with original copies of all official receipts for such taxes. If any royalties are based on Net Sales converted from foreign currency, payment shall be made by using the exchange rate published in the Wall Street Journal on the last business day of the reporting period to which the royalty payments relate, and all transfer fees in connection with payment shall be borne by Licensee. Late payment shall bear interest equivalent to the lesser of the prime rate as published in the Wall Street Journal on the last day of the period to which the payment relates plus 2% or the maximum percentage permitted under Colorado usury law. Acceptance of late payments shall not negate or waive CSURF’s right to seek any other remedy, legal or equitable, to which it may be entitled. Waiver of, delay to, or failure to enforce any particular payment requirement by CSURF does not extend by implication to any other, past or future, requirements set forth in this Agreement.

4. Diligence

4.1 Development Plan. Licensee shall make best efforts to bring Licensed Products to market in the Field in the Territory. Prior to October 15, 2020, Licensee will provide CSURF with a development plan which describes how Licensee intends to bring Licensed Products to market. The development plan will have an appendix that will include the following commercial development performance milestones together with mutually agreed time frames by which the performance milestones will be achieved:

a.	In collaboration with CSU, and with funding provided by Licensee, Licensee and/or third- party funding such has SBIR grants that Licensee and CSU collaborate to obtain, complete proof of concept work demonstrating utility in diagnosing SARS-CoV-2
b.	Complete Pre-submission to FDA or other regulatory agency
c.	Complete 510k review process with FDA (or other regulatory agency)
d.	Achieve Pre-Market Approval
e.	First product sale for first diagnostic
f.	Follow on product sales to begin for other diagnostics

Licensee shall promptly notify CSURF upon the achievement of each of the development milestones, identify whether the Licensee or a Sublicensee is responsible for the achievement of such milestone, and the actual date of such achievement.

4.2 Diligence Reports. Licensee shall provide CSURF with annual reports within thirty (30) days of each January 1 describing in detail: (a) as of that reporting period, all development and marketing activities for each Licensed Product and the names of all Sublicensees, including which of the Sublicensees are Affiliates and subcontractors; (b) whether any Net Sales have been made; and (c) an updated development plan for the next annual period. CSURF shall have the right to audit Licensee’s and Sublicensees’ records relating to development of Licensed Products to confirm compliance with the terms of this Agreement.

4.3 Requirements. Licensee’s failure to: (a) substantially perform in accordance with the current Development Plan; (b) meet each development milestone; or (c) comply with the Bayh-Dole Act shall, in each case, constitute a material breach of this Agreement.

5. Reports, Records, and Notices

5.1 Financial Reports. Commencing after the first Net Sale has been made, Licensee shall submit to CSURF semi-annual reports, due within thirty (30) days following the beginning and mid-point of each calendar year, setting forth a full accounting showing all amounts due to CSURF, the calculation of such amounts on a Licensed Product-by-Licensed Product basis (stating the commercial name of each Licensed Product), including an accounting of total Net Sales with a reporting of any applicable foreign exchange rates, deductions, allowances, and charges, and any payments from Sublicensees. If no sales have occurred and no other payments are due, Licensee shall submit a report so stating. Concurrent with the making of the report, Licensee shall remit the full payment due. To assist CSURF in projecting future income, Licensee shall provide CSURF annually by January 31 of each year with a three (3) year projection of Net Sales and other amounts Licensee anticipates becoming due during each of the three projected years.

5.2 Records. Licensee shall keep and maintain, and shall require all Sublicensees to keep and maintain, complete, accurate, and continuous records regarding (a) any payments due hereunder; and (b) the development of Licensed Products as required herein for a period of three (3) years following the end of the calendar year to which they pertain.

5.3 Audit.

a.	CSURF or its representative may, upon reasonable notice during normal business hours, audit and copy the records kept by Licensee and Sublicensees. Licensee and Sublicensees shall take all steps necessary so that CSURF may within thirty (30) days of its request review and copy all records at a single U.S. location. Any amount found to have been owed but not paid prior to notice to Licensee of the audit shall be paid promptly to CSURF with interest as provided under Section 3.6, Payments. If the audit shows that royalties were underpaid prior to notice to Licensee of the audit by 5% or more in any reporting period, Licensee shall reimburse CSURF for the costs and expense of the audit.

b.	Licensee shall keep accurate records in sufficient detail to enable CSURF to determine which of the Licensee’s products are subject to royalties. During the term of this Agreement and for a period of three (3) years thereafter, Licensee shall permit CSURF or its representative to inspect, audit and copy its technical records regarding the Licensee’s products, upon reasonable notice, and during normal business hours. Such examination shall be made at CSURF’s expense, except that if such examination discloses a product or products for which royalties were to have been paid by Licensee to CSURF, and for which no royalties have been so paid, then Licensee shall reimburse CSURF for the cost and expense of such examination or audit (regardless of the 5% discrepancy described in Section 5.3(a)), and shall pay CSURF the royalties in arrears and interest on the additional payment of royalties at the rate identified in Section 3.6.

5.4 Status. With each financial report, Licensee shall report to CSURF in writing whether or not Licensee and each of its Sublicensees: (a) qualifies for “small entity” status as that term is currently defined by the United States Patent and Trademark Office under 13 C.F.R. §121.802; and (b) is a “small business firm” under the Bayh-Dole Act 37 C.F.R. §401.2(g) and 37 C.F.R. §401.14(a)(5).

5.5 Notices. All required communications under this Agreement shall be in writing, sent to the party at its address or facsimile number below, or as otherwise designated by the party in accordance with this provision, and duly given or made: (a) on the date delivered in person; (b) on the date transmitted by facsimile or email, if confirmation is received; (c) three (3) days after deposit in the mail if sent by certified U.S. mail postage prepaid, return receipt requested; and (d) one (1) day after deposit with a nationally recognized overnight carrier service with charges prepaid.

If to CSURF:	Colorado State University Research Foundation
Patent Manager, CSU Ventures
P.O. Box 483
Fort Collins, Colorado 80522
	Telephone:	(970) 491 7100
	Fax:	(970) 484 0354

If to Licensee:	Quara Devices Inc.
Executive Chairman
1712 Pearl Street
Boulder, Colorado 80302
Telephone: (250) 490-5299
Email: rreum@cabglobal.com

6. Confidentiality

6.1 Treatment of Confidential Information. Unless expressly provided herein, neither party shall disclose, use or otherwise make available the other’s Confidential Information. Each party agrees to treat all Confidential Information of the other party with the same degree of care it employs to protect its own confidential information, but in no case less than reasonable care.

6.2 Right to Disclose.

(a) To the extent it is reasonably necessary to fulfill its obligations or exercise its rights under this Agreement, Licensee may disclose Confidential Information of CSURF to its Sublicensees, consultants, and subcontractors on the condition that each such entity agrees in writing: (i) to maintain Confidential Information for at least as long as and to the same extent as Licensee is required; and (ii) it is permitted to use the Confidential Information only to the extent Licensee is entitled to use the Confidential Information. Licensee agrees not to directly or indirectly disclose, use, or transfer any Confidential Information to CSURF’s detriment or to the detriment of any rights, including Patent Rights, held by CSURF or CSU.

(b) If law, regulation, or court order, requires disclosure any of any Confidential Information, each party shall: (i) promptly notify the non-disclosing party; (ii) reasonably assist the disclosing party to obtain a protective order or other remedy of disclosing party’s election; (iii) provide disclosing party prior review of any disclosure; (iv) only provide that portion of the Confidential Information that is legally required; and (v) make reasonable efforts to obtain reliable assurance that the Confidential Information shall be maintained in confidence.

6.3 Confidentiality of Agreements. Except as otherwise required by law, the specific financial terms of this Agreement, but nothing else, including the existence and Field, shall be Confidential Information. CSURF shall have the right to disclose Confidential Information to CSU and their respective counsel, and as necessary to meet its compliance and reporting obligations.

6.4 Injunctive Relief. Given the nature of the Confidential Information and the competitive damage that would result to the party upon unauthorized disclosure, use or transfer of their Confidential Information to any third party, the parties hereto agree that monetary damages would not be a sufficient remedy for any breach or threatened breach of this Section 6. In addition to all other remedies, a party shall be entitled to specific performance and injunctive and other equitable relief as a remedy for any breach or threatened breach of this Section 6 without the obligation to show actual damages.

7. Intellectual Property Management

7.1 Responsibility. The filing, prosecution, maintenance, and defense of the Patent Rights and Technical Information shall be the exclusive right and at the sole discretion of CSURF provided, however, that upon written agreement CSURF may allow Licensee to file, prosecute, maintain and defend the Patent Rights in the name and on behalf of CSURF, in which case Licensee shall: (a) keep CSURF informed of all developments with respect to the Patent Rights; (b) provide CSURF with an opportunity to advise and comment on all actions before they are taken; (c) provide CSURF with copies of all correspondence sent or received in connection with the Patent Rights within ten (10) days of receipt or filing thereof; and (d) take all lawful comments and actions recommended by CSURF. CSURF has the right to revoke Licensee’s rights as set forth in this Section at any time. Payment of all costs and expenses associated with the Patent Rights, including attorneys’ fees and experts’ fees, relating to the filing, prosecution, maintenance and defense of the Patent Rights shall be the sole responsibility of Licensee and Licensee shall reimburse CSURF for all documented costs and expenses associated with the Patent Rights, whether arising before or during the Term, within thirty (30) days of invoice.]

7.2 Discontinuation of Support. If Licensee declines to pay any costs or expenses associated with the filing or prosecution of any patent application or the maintenance or protection of any patent within the Patent Rights, it shall give prompt written notice to CSURF and all rights in and to such Patent Rights shall revert to CSURF and shall be excluded thereafter from the Patent Rights licensed hereunder. If CSURF, acting in reliance on such notice, ceases or declines to prosecute a patent application or maintain a patent, then Licensee will not sell any product or practice any processes that would have been covered by the claims of that patent application or patent unless Licensee pays royalties under this Agreement on the sales of that product or process in the country where such patent rights apply at the rate set for Net Sales of Licensed Products as defined in Section 1.4(b). If Licensee does not provide CSURF notice at least thirty (30) days prior to the date on which the cost or expense will be incurred, Licensee shall remain responsible for the reasonable costs and expenses incurred by CSURF. For purposes of clarity and in addition to all other rights and remedies, any patent or patent application within the Patent Rights for which Licensee fails to pay any costs or expenses associated therewith, including any invoice submitted by CSURF for those patent costs or expenses within thirty (30) days after the date of that invoice, the patent or patent application shall be excluded from the Patent Rights, and all rights relating to those patent applications and patents will revert to CSURF without further obligation to Licensee and may be freely licensed by CSURF to others.

7.3 Patent Term Extension. The parties shall cooperate in selecting a patent within the Patent Rights to seek a term extension for or supplementary protection certificate under in accordance with the applicable laws in each country in the Territory. Each party agrees to execute any documents and to take any additional actions as the other party may reasonably request in connection therewith.

7.4 Marking. All Licensed Products shall be marked in such a manner as to conform with the patent laws and practice in each country of use, shipment, sale and import, and the notice set forth in Section 2.2. Upon request from CSURF, Licensee shall provide evidence of such proper marking.

7.5 Infringement. CSURF and Licensee agree to promptly inform the other party in writing of any suspected infringement of the Patent Rights or Technical Information along with any available evidence of such infringement lawfully in the possession of Licensee or its Sublicensees.

7.5.1 Licensee has the first right to enforce the Patent Rights in the Field and Territory against infringers or otherwise act to eliminate infringement at its sole cost and expense provided Licensee keeps CSURF fully informed with the right and opportunity to advise and comment. CSURF will reasonably cooperate, at Licensee’s expense, in any such actions. Licensee shall act in good faith to preserve CSURF’s right, title and interest in and to the Patent Rights. Licensee shall pay to CSURF 25% of any recovery in such suit or settlement, net of all reasonable and documented out-of-pocket costs and expenses associated with such suit or settlement

7.5.2 If any infringement of the Patent Rights which could, in the reasonable judgment of CSURF, be discontinued has not been discontinued within six (6) months after written request by Licensee to CSURF, and Licensee and any Sublicensee have fully cooperated, or if CSURF has not by the end of such period taken action intended to abate or terminate the infringing action, and: (i) Licensee’s rights under the Patent Rights are sufficient to give Licensee standing to enforce the Patent Rights without CSURF or CSU; and (ii) Licensee provides CSURF with an unambiguous opinion of an outside patent counsel that the complained of activity is an infringement and that enforcement of the Patent Rights will not constitute patent misuse or abuse, then Licensee shall have the right to file a lawsuit to seek to stop such activity at its own cost and expense. CSURF may join in such proceedings if it elects to do so in its sole discretion. CSURF will reasonably cooperate, at Licensee’s expense, in any such actions. Licensee shall act in good faith to preserve CSURF’s right, title and interest in and to the Patent Rights and shall keep CSURF advised as to the status of the litigation. Licensee shall pay to CSURF 25% of any recovery in such suit or settlement, net of all reasonable and documented out-of- pocket costs and expenses associated with such suit or settlement.

7.5.3 Licensee is not permitted to settle any action that would impose any material obligation on or make any admission of fault on behalf of CSURF, including compromising the Patent Rights, without CSURF’s express written consent, which it may withhold. Nothing herein shall prevent CSURF from requiring that Licensee grant such third party infringer a sublicense permitting such infringer of the Patent Rights to practice under the Patent Rights if such practice is allowed under a settlement arrangement entered into by CSURF in good faith with a third party infringer.

7.6 Challenge by Licensee. In the event Licensee or any Sublicensee intends to challenge the validity or enforceability of any of the Patent Rights in any manner, including instituting opposition, interference, inter partes review, or re-examination proceeding, Licensee shall: (a) give CSURF ninety

(90) days’ prior written notice; and (b) continue to make all payments due under this Agreement directly to CSURF and have no right to pay into escrow or other account any such amounts. For purposes of clarity, no payment made to CSURF is refundable or may be offset, including any amounts paid under this Agreement prior to or during the period of the challenge, even if the challenge is successful or it is otherwise determined that the Patent Rights do not include Valid Claims.

8. Representations, Warranties and Disclaimers

8.1 Representations and Warranties. Licensee warrants and represents that:

(a) it is and shall be at all times during the Term a valid legal entity existing under the law of its state of incorporation with the power to own all of its properties and assets and to carry on its business as it is currently being conducted;

(b) the execution and delivery of this Agreement has been duly authorized and no further approval, corporate or otherwise, is required in order to execute this binding agreement;

(c) it shall comply with any applicable international, national, or local laws and regulations in its performance under this Agreement;

(d) it shall use its best efforts to diligently pursue the development, manufacture, and sale of Licensed Products in the Field throughout the Term; and

(e) it now maintains and will continue to maintain throughout the Term and beyond insurance coverage as set forth in Section 9.3.

8.2 Disclaimers. NEITHER PARTY MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS, IMPLIED, STATUTORY, OR OTHERWISE NOT EXPRESSLY SET FORTH IN THIS SECTION 8. EACH PARTY EXPRESSLY DISCLAIMS ALL OTHER REPRESENTATIONS AND WARRANTIES, INCLUDING MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE; COURSE OF DEALING, USAGE OR TRADE PRACTICE; WITH RESPECT TO THE SCOPE, VALIDITY OR ENFORCEABILITY OF THE TECHNICAL INFORMATION AND PATENT RIGHTS; THAT ANY PATENT WILL ISSUE; AND THE NONINFRINGEMENT OF THE MANUFACTURE, USE, SALE, OFFER FOR SALE OR IMPORTATION OF THE LICENSED PRODUCTS. IN NO EVENT SHALL CSURF BE LIABLE FOR LOSS OF PROFITS, LOSS OF USE, OR ANY OTHER CONSEQUENTIAL, INCIDENTAL, EXEMPLARY, OR PUNITIVE DAMAGES. NOTHING SHALL LIMIT CSURF’S REMEDIES OR ABILITY TO RECOVER DAMAGES, INCLUDING INCREASED DAMAGES FOR WILLFUL INFRINGEMENT, IN THE EVENT CSURF ASSERTS ITS INTELLECTUAL PROPERTY RIGHTS.

8.3 Prohibition Against Inconsistent Representations. Licensee will not make any statements, representations or warranties, or accept any liabilities or responsibilities whatsoever which are inconsistent with the terms of this Agreement.

9. Indemnification and Insurance

9.1 Indemnification. Licensee shall indemnify and hold harmless from and against all third party losses and liabilities, and defend CSURF, CSU, and their respective affiliates, officers, directors, employees, students, representatives, independent contractors, agents and consultants (“CSURF Indemnitees”) from and against any and all claims, losses, damages, and/or liability of whatsoever kind or nature, as well as all costs and expenses, including, reasonable attorneys’ fees, arbitration and court costs which arise or may arise at any time out of or in connection with: (a) Licensee’s or Sublicensees’ practice of any right granted herein, breach of any term of this Agreement, and/or the manufacture, sale, offer for sale, importation or use of Licensed Products, or any act or omission of gross negligence or willful misconduct; and/or (b) the death of or injury to person(s) or out of any damage to property.

9.2 Procedure. CSURF shall notify Licensee of any claim or suit giving rise to Licensee’s obligations under this Section 9 and permit Licensee to assume sole direction and control of the defense of the claim with counsel acceptable to CSURF, including the right to reasonably settle such action in its sole discretion, provided that such settlement does not impose any material obligation on or make any admission of fault by CSURF Indemnitees (including compromising the Patent Rights). Provided CSURF is reimbursed by Licensee within thirty (30) days receipt of each invoice, CSURF Indemnitees will reasonably cooperate as requested, at the expense of Licensee, in the defense of the action. CSURF Indemnitees may participate in the defense or prosecution of any claim with counsel of its choice at its own expense.

9.3 Insurance. Licensee shall continuously maintain at its own expense sufficient insurance levels throughout the Term and beyond to assure its obligations under this Agreement, including to CSURF Indemnitees. Evidence of adequate insurance coverage shall be provided upon request and Licensee shall provide CSURF with at least thirty (30) days prior written notice of any change in or cancellation of the insurance coverage.

10. Expiration and Termination

10.1 Expiration. This Agreement shall expire at the end of the Term unless earlier terminated in accordance with the provisions set forth in this Agreement.

10.2 Termination by Either Party.

(a) Either party may terminate this Agreement if the other party (or a Sublicensee) commits a material breach of this Agreement and fails to fully remedy such breach within thirty (30) days after receiving written notice thereof.

(b) This Agreement shall immediately terminate if the other party enters liquidation, has a receiver or administrator appointed over any assets related to this Agreement, makes any voluntary arrangement with any of its creditors, or ceases to carry on business, or files for bankruptcy or if an involuntary petition is filed against Licensee, or any similar event under the law of any foreign jurisdiction. Except as expressly described in Section 11.4 herein, this Agreement cannot be assumed, or assigned by Licensee, any trustee acting on behalf of the assets of Licensee, or otherwise.

10.3 Termination by Licensee. Licensee may terminate this Agreement without cause at any time after the fifth anniversary of the Effective Date upon ninety (90) days’ prior written notice to CSURF that includes an explanation of its reasons for electing to terminate this Agreement.

10.4 Termination by CSURF. CSURF does not license its rights to entities that bring suit against CSURF or CSU. CSURF may immediately terminate this Agreement if Licensee or any of its Sublicensees directly or indirectly brings any action or proceeding against CSURF or CSU unless such suit is for an uncured material breach of this Agreement by CSURF. In the event CSURF is a prevailing party in such suit, Licensee agrees to promptly reimburse CSURF for all costs and expenses including reasonable attorneys’ fees and court costs associated therewith at the conclusion of such action.

10.5 Surviving Rights and Obligations. The termination or expiration of this Agreement does not relieve either party of its rights and obligations that have previously accrued. Rights and obligations that by their nature prescribe continuing rights and obligations shall survive the termination and expiration of this Agreement. Upon the earlier of termination or expiration of this Agreement, all rights granted immediately revert to CSURF, Licensee agrees not to practice or have practiced any unexpired Valid Claims of the Patent Rights or the Technical Information, and all Confidential Information of the other party shall be returned or destruction certified, at the disclosing party’s election. Licensee and its Sublicensees shall provide an accounting for and pay, within thirty (30) days of termination or expiration, all amounts that have accrued up to the date of such expiration or termination.

11. Miscellaneous Provisions

11.1 Governing Law and Venue. This Agreement shall be governed by the laws of the state of Colorado, without regard to any choice-of-law provisions, and any and all disputes arising hereunder shall be resolved in the courts of the State of Colorado. Any litigation or arbitration rising out of or relating to this Agreement that is not barred by sovereign immunity shall be conducted by a court of competent jurisdiction in the state of Colorado. Licensee agrees to avail itself of such courts. Nothing herein shall be construed as a waiver of sovereign immunity.

11.2 Severability. The provisions of this Agreement are severable, and if any provision of this Agreement is determined to be invalid or unenforceable under any controlling body of law, such invalidity or non-enforceability shall not in any way affect the validity or enforceability of the remaining provisions or enforceability of those terms in any jurisdiction where they are valid and enforceable. The parties desire the terms herein to be valid and enforced to the maximum extent not prohibited by law, regulation or court order in a given jurisdiction and as such, any invalid or unenforceable terms will be reformed by the parties to effectuate the intent of the parties as evidenced on the Effective Date.

11.3 Export Controls. It is understood that CSURF is subject to U.S. laws and regulations controlling the export of technical data, computer software, laboratory prototypes, and other commodities that may require a license from the applicable agency of the U.S. government and/or may require written assurances by Licensee that it will not export data or commodities to certain foreign countries without prior approval of such agency. CSURF does not represent that a license is required nor that, if a license is required, it will be issued.

11.4 Assignment. Without requiring the written consent of CSURF, Licensee shall assign, delegate or otherwise transfer this Agreement to (and only to) the assignee or transferee of its entire business or of that part of its business to which this Agreement relates. CSURF may assign or transfer this Agreement, the Patent Rights, Technical Information, its obligations and/or benefits hereunder without the consent of Licensee. This Agreement shall be binding on and inure to the sole benefit of the parties and their permitted successors and assigns. Any assignment, delegation or transfer in contravention herewith shall be null and void.

11.5 Use of Names. Licensee shall not use the names, trademarks, or any adaptation of any names or trademarks of CSURF, CSU, or any of their respective employees without prior written consent in each separate case, except that the parties may state that Licensee is licensed under the Patent Rights and Technical Information. By entering into this Agreement, CSURF does not directly or indirectly endorse any product or service provided, or to be provided, by Licensee whether directly or indirectly related to this Agreement. A party may issue a press release or other form of public announcement regarding the execution of this Agreement only after the other party has given its written approval, provided that such approval will not be unreasonably withheld.

11.6 Independent Contractors. Nothing contained in this Agreement shall place the parties in a partnership, joint venture or agency relationship and neither party shall have the right or authority to obligate or bind the other party in any manner other than explicitly described herein.

11.7 Registration of Licenses. Licensee agrees to register and give required notice concerning this Agreement, at its expense, in each country where an obligation under law exists to so register or give notice, and otherwise ensure that the local/national laws affecting this Agreement are fully satisfied.

11.8 Entire Agreement. This Agreement, including its Exhibits, constitutes the entire agreement between the parties with respect to the subject matter and supersedes all prior communications, agreements or understandings, written or oral. Any amendment to this Agreement must be in writing and signed by both parties. The delay or failure to assert a right or to insist upon compliance with any term or condition of this Agreement shall not constitute a waiver of that right or excuse a similar subsequent failure to perform any such term or condition. A valid waiver must be executed in writing and signed by the party granting the waiver in order for it to be effective. Each party acknowledges that it was provided an opportunity to seek advice of counsel and as such this Agreement shall not be strictly construed for or against the drafter.

The parties execute this Agreement in one or more counterparts, each of which shall be deemed an original but all of which taken together constitute one and the same instrument. Each individual executing this Agreement on behalf of a legal entity does hereby represent and warrant to each other person so signing that he or she has been duly authorized to execute this Agreement on behalf of such entity.

Colorado State University Research Foundation		Licensee

Signature:	/s/ Todd Headley	Signature:	/s/ Rod Reum

Name:	Todd Headley	Name:	Rod Reum

Title:	Vice President	Title:	Executive Chairman

Date:	5/14/2020	Date:	5/14/2020

EXHIBIT A

Invention: PadLock-RCA-Nuclease Protection Lateral Flow Assay (PLAN-LFA) for the Detection of Pathogen Sequences at the Point of Care, known as CSURF Technology # 2020-070 (including the RNA sequence of the same).

Patent Rights: US Provisional Application No. 62/989,592 “Padlock Probe-Based Rolling Circle Amplification Paired with Nuclease Protection for Point of Need Nucleic Acid Detection”

Field of Use: All fields.

Territory: Worldwide

EXHIBIT B

Development Plan: To be provided by October 15, 2020

Performance Milestones: In addition to diligence as described in Section 4.3,

a.	In collaboration with CSU, complete proof of concept work demonstrating utility in diagnosing SARS-CoV-2
b.	Complete Pre-submission to FDA or other regulatory agency
c.	Complete 510k review process with FDA (or other regulatory agency)
d.	Achieve Pre-Market Approval
e.	First product sale for first diagnostic
f.	Follow on product sales to begin for other diagnostics

EXHIBIT C

License Issue Fee: $5000

1% of most preferred shares at completion of first diligence milestone

Minimum Annual Royalty: $5000 per year beginning 2023

$10000 per year beginning 2025

Earned Royalty:

4.0% of Cumulative Net Sales of Licensed Products for Net Sales up to $10M

3.0% of Net Sales of Licensed Products for Cumulative Net Sales over $10M

1.5% of Net Sales for use of Technical Information

Sublicensing:

25% of any non-royalty remuneration received prior to achieving Pre-Market approval

20% of any non-royalty remuneration received after regulatory approval of first diagnostic

15% of any non-royalty remuneration received after regulatory approval of second diagnostic

Milestone Payments:

a.	$10,000 upon cumulative Net Sales of $1M
b.	$50,000 upon cumulative Net Sales of $5M
c.	$100,000 upon cumulative Net Sales of $10M
d.	$250,000 upon cumulative Net Sales of $25M
e.	$500,000 upon cumulative Net Sales of $50M
f.	$1M upon cumulative Net Sales of $100M